FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

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Report of foreign Private Issuer

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Paris, July 29, 2004

Press release

Sustained growth in First Half 2004 Revenue

Revenues:	EUR 19.9 billion
Organic growth:	+ 5.2%

During the first-half of 2004, SUEZ achieved organic revenue growth of +5.2%1, to EUR 19.9 billion as at June 30, 2004 (versus EUR 19.5 billion at June 30, 20032).

Organic growth stemmed principally from:

–	Electricity & Gas International (+ 37.7%, or + EUR 712 million) thanks to the continued expansion of LNG activities in the United States (+ EUR 143 million), the success of Tractebel Energy Services Inc (TESI) in its direct sales activity in the United States to industrial and commercial clients (+ EUR 153 million), and to the start-up of four new power plants in 2003 and early 2004 (+ EUR 309 million),

–	A rise in electricity sales in Europe (+ 5.6%, + EUR 180 million), and especially from wholesale transactions,

–	The water activity in Europe (+ 4.8%, + EUR 88 million), particularly in France and Spain and with industrial customers,

–	Overall, other Group activities recorded stable revenue reflecting solid positions.

The increase in first half 2004 organic revenue growth follows strong revenues growth achieved in first half 2003, particularly for Electricity & Gas Europe (EGE), Electricity & Gas International (EGI) and Water activity in Europe.

Taking into account the impact of disposals, exchange rate fluctuations and the decline in natural gas prices, growth in revenues was 2.4%. Following the sale of the communications sector companies, revenues are now entirely generated by the Group’s energy and environment businesses. The Group generates 89% of all revenues in Europe and North America, with Europe alone accounting for 80%.

Total revenue growth (+ EUR 467.9 million) breaks down as follows:

➢	Organic growth (+ EUR 944 million)

➢	Changes in Group structure (- EUR 120 million): including the sale of companies in the communications sector (- EUR 377 million) and of Cespa (- EUR 294 million) as well as the termination of the Puerto Rico contract (- EUR 226 million); these were partially offset by the consequences of deregulation in Belgium, tied in particular to the creation of Electrabel Customer Solutions (+ EUR 701 million).

➢	Exchange rate fluctuations (- EUR 250 million), mainly due to the U.S. dollar (- EUR 177 million).

➢	The impact of the fall in natural gas prices (- EUR 106 million).

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

[1]	See figures p.5
[2]	Restated to exclude Nalco revenues. Nalco was sold during the 4th quarter of 2003 and was accounted for under the equity method in the 2003 consolidated financial statements. The company was still fully consolidated in published revenues for first-half 2003, with revenues of EUR 1,231.1 million

(in EUR million)	June 30 2004	June 30, 2003 pro forma[1]	June 30, 2003 reported	Gross change[2]	Organic growth[3]
Energy	14,337.0	13,092.2	13,092.2	+9.5%	+6.8%
Environment	5,583.8	5,983.2	7,214.3	-6.7%	+1.4%
Others	—	377.5	377.5	—	—
TOTAL GROUP	19,920.8	19,452.9	20,684.0	+2.4%	+5.2%

[1]	See note at the bottom of page 1.
[2]	Calculated on the basis of June 2003 pro forma revenues.
[3]	See Table on page 5 presenting comparable data.
[4]	Communications sector companies sold in early 2004 were eliminated from consolidation at January 1, 2004.

GROUP BUSINESS REVENUE TRENDS

■ ENERGY

Energy revenues grew by 9.5%, with organic growth increasing 6.8%. The fall in natural gas prices (-EUR 106 million) and the unfavorable impact of foreign exchange fluctuations (- EUR 208 million) were largely offset by the positive impact of changes in Group structure (+ EUR 690 million).

(in EUR million)	June 30 2004	June 30, 2003	Gross change	Organic growth
Electricity & Gas Europe	6,983.2	6,279.1	11.2%	1.9%
Electricity & Gas International	2,602.2	2,111.2	23.3%	37.7%
Energy and Industrial Services	4,751.6	4,701.9	1.1%	0.8%
ENERGY	14,337.0	13,092.2	9.5%	6.8%

The revenues of Electricity & Gas in Europe (EGE) rose by 11.2% as at end June 2004. On a comparable basis, revenues increased by EUR 119 million reflecting organic growth of +1.9%.

–	Electricity

Electricity sales increased by 5.6% (out of which 4.7% in volumes) to EUR 180 million:

•	Wholesale revenues realized within the framework of the optimization of both generation facilities and Electrabel’s portfolio of contracts at a European level amounted to EUR 550 million as at June 30, 2004, compared with EUR 317 million as at June 30, 2003.

•	In Belgium, revenues and sales volumes held up, even though the deregulation of the electricity market in Flanders has been in full force since July 1, 2003.

•	Outside Belgium, electricity sales grew in Germany and France. Overall, however, they posted a slight decline in total, with sales to Dutch distributors henceforth accounted for under “wholesale” revenues (see above).

–	Natural gas

•	Sales generated within the framework of contract portfolio optimization were up slightly in 2004, at EUR 490 million.

•	Electrabel and Distrigaz sales of natural gas in Belgium rose slightly, even though deregulation occurred in Flanders (as of July 1, 2003) and in Wallonia (partial deregulation as of January 1, 2004).

Electricity & Gas International revenues increased by 37.7% or + EUR 712 million on a comparable structural, exchange rate, and natural gas price basis.

This growth is explained mainly by the impact of new electricity production capacity coming on stream, by the pursuit of development of transport and re-gasification of Liquified Natural Gas (LNG), as well as the global development of sales and marketing activities leading to improved utilization of existing capacities, better contracts, and a re-focusing on industrial and commercial customers.

More specifically, this growth in revenues breaks down as follows:

–	In North America (+ EUR 424 million) with:

•	increased sales by Tractebel LNG North America (+ EUR 143 million) or + 33% in volume terms, thanks to an expansion in vaporization capacity at the Everett terminal, to new supply contracts coming into force in April 2003 and to sales generated via the Cove Point terminal.

•	the start-up of two new power plants (+ EUR 166 million): Monterrey in April 2003 (245 MW) in Mexico and Chehalis in October 2003 (520 MW) in the Washington State.

•	the commercial success of TESI’s direct energy sales activity to industrial and commercial sectors customers (+ EUR 154 million).

–	In Asia (+ EUR 177 million) with the progressive start-up of the Bowin power plant (740 MW) in Thailand in January 2003 and the Baymina power plant (770 MW) in Turkey in February 2004.

–	In Latin America (+ EUR 145 million) and particularly in Brazil where sales increased by EUR 103 million as a result of the gradual replacement of initial contractual volumes by bilateral contracts with distributors and industrial customers. Chile and Peru record growth (+ EUR 39 million) both in terms of volumes and prices.

The increase in Energy and Industrial Services activities was + EUR 39 million (+ 0.8%):

–	Elyo’s businesses registered growth of +3.8%, mainly due to commercial development in France and Benelux, despite climatic conditions which were less favorable than in 2003.

–	Ineo and Endel (Groupe Fabricom) increased by + 7.4% and + 3.8% respectively as well as HVAC activities. Overall, Groupe Fabricom’s contribution was stable, taking account of a persistently depressed operating environment in the Netherlands, and the completion of important contracts in the United Kingdom and Norway.

–	Engineering business activities were marked by the completion in 2004 of cogeneration contracts in France, started in 2003 within Tractebel Engineering International (T.E.I.).

■    ENVIRONMENT

(in EUR million)	June 30, 2004	June 30, 2003 pro forma[1]	June 30, 2003 reported	Gross change[1]	Organic growth
SELS Water Europe[2]	2,002.4	1,775.8	1,775.8	12.8%	4.8%
SELS Waste Services	2,193.4	2,554.4	2,554.4	-14.1%	-1.2%
Degrémont	368.6	388.5	388.5	-5.1%	-7.0%
Others / International	1,019.4	1,202.2	1,202.2	-15.2%	4.4%
SEIS	—	62.3	1,293.4		ns
	5,583.8	5,983.2	7,214.3	-6.7%	1.4%

[1]	See note at the bottom of page 1.
[2]	Including revenues of Ondeo Industrial Solutions included under SEIS in 2003 for EUR 62.3 million.

SUEZEnvironment generated revenues of EUR 5.6 billion (against EUR 6.0 billion during first-half 2003), under the impact of changes in Group structure (- EUR 433 million, mainly arising from the disposal of Cespa and the termination of the Puerto Rico contract) and exchange rate fluctuations (- EUR 42 million).

Organic growth stood at + 1.4%, or + EUR 76 million, resulting from:

–	The development of the activities of Water Europe (+ 4.8%, or + EUR 88 million) boosted by the activity of Ondeo Industrial Solutions (industrial contracts now consolidated into this entity), the sanitation and services activities in France and by Agbar (Spain), despite less favorable climatic conditions than in 2003.

–	The Waste Services activities in France progressed (+ EUR 20 million) thanks to the soil decontamination activities and industrial contracts. A fall was recorded in Germany and the Benelux following the termination of unprofitable contracts and the lack of a cyclical rebound in these markets mainly in terms of volumes. Overall, Waste Services Europe recorded a slight organic drop in revenues (- 1.2%).

–	On the international side, the Americas, Asia-Pacific, Central Europe, Africa and the Middle East registered positive organic growth despite the termination of some contracts.

–	The decline at Degrémont was due mainly to the stoppage of the BOT at Bogota and the entry into the reception phase of major contracts (Fujairah and Valence). The recently signed major contracts (Halifax, Valenton, Moscow, Jordan) will generate significant revenues as of 2005.

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

Europe and North America accounted for the bulk of revenues, representing 89% of the total, with the European continent alone accounting for 80%. The geographic breakdown was as follows:

(in EUR million)	June 30, 2004	% contribution	June 30, 2003 pro forma	% contribution	Change 2004/2003
France	4,695.0	23.6%	4,735.2	24.3%	-0.8%
Belgium	6,182.2	31.0%	5,888.4	30.3%	5.0%
Subtotal, France-Belgium	10,881.2	54.6%	10,623.6	54.6%	2.4%
Other European Union	4,283.0	21.5%	4,359.5	22.4%	- 1.8%
Other European countries	767.1	3.9%	704.8	3.6%	8.8%
Subtotal, Europe	15,931.3	80.0%	15,687.9	80.6%	1.5%
North America	1,841.8	9.2%	1,827.7	9.4%	0.8%
Subtotal Europe and North America	17,773.1	89.2%	17,515.6	90.0%	1.4%
South America	945.4	4.7%	783.0	4.0%	20.7%
Asia and Oceania	929.4	4.7%	883.7	4.5%	5.2%
Africa	273.0	1.4%	270.8	1.4%	0.8%
TOTAL	19,920.8	100.0%	19,453.1	100.0%	2.4%

N.B.	The revenue change in France was +6% excluding the impact of the communications sector.

Growth was sustained in France and Belgium mainly due to automatic adjustments resulting from deregulation in Belgium (ECS) and despite the impact of the communications sector disposals in France which had contributed EUR 359 million to first-half 2003 revenues. The contribution of the Other European Union fell as a result of the Cespa disposal. In North America, the termination of the Puerto Rico contract and the negative impact of foreign exchange fluctuations were offset by the growth of Tractebel North America.

ORGANIC REVENUE GROWTH ON A COMPARABLE BASIS

Organic growth in revenues on a comparable basis was as follows:

	June 30, 2004	June 30, 2003	Organic growth
Reported revenues	19,920.8	20,684.0
Nalco revenues[1]		-1,231.1
Pro forma revenues	19,920.8	19,452.9
Changes in Group structure[2]	-930.0	-823.6
Termination of the Puerto Rico contract		-226.3
Exchange rate fluctuations		-250.1
Natural gas prices		-106.0
Comparable	18,990.8	18,046.9	5.2%

[1]	Restated to exclude Nalco revenues. Nalco was sold during the 4th quarter of 2003 and was accounted for under the equity method in the 2003 consolidated financial statements. The company was still fully consolidated in published revenues for first-half 2003, with revenues of EUR 1,231.1 million.

[2]	Respectively 2004 revenues, of newly consolidated entities and 2003 revenues of deconsolidated revenues.

QUARTERLY REVENUE BREAKDOWN

(in EUR millions)	1st qtr	2nd qtr	3rd qtr	4th qtr	Cumulative
2003, including Nalco	10,756.5	9,927.5	9,854.6	n/a	n/a
2003, pro forma excluding Nalco[1]	10,136.6	9,316.3	9,221.2	10,947.7	39,621.8
2004	10,312.2	9,608.6			19,920.8
Gross change in %	1.7%	3.1%

[1]	Restated to eliminate Nalco revenues. Nalco was sold during the 4th quarter of 2003 and was accounted for under the equity method in the 2003 consolidated financial statements. Notwithstanding, with revenues of EUR 1,231.1 million, Nalco was fully consolidated in published revenues for first-half 2003.

SUEZ (www.suez.com) is an international industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and is an official supporter of Paris 2012.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:	Financial analyst contacts:
For France:
Antoine Lenoir: +331 4006 6650	Arnaud Erbin: +331 4006 6489
Catherine Guillon: +331 4006 6715	Bertrand Haas: +331 4006 6609
For Belgium:
Guy Dellicour: +322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : July 29, 2004	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary